Exhibit 99.1

NewsRelease

TransCanada to Acquire Columbia Pipeline Group for US$13 Billion

Transformational Changes Position Company for Near- and Long-Term Growth

Highlights:

•                  Acquisition creates one of North America’s largest regulated natural gas transmission businesses linking the continent’s most prolific natural gas supply basins to its most attractive markets

•                  Results in a combined $23 billion portfolio of secured, near-term growth projects

•                  Expected to be accretive to earnings per share in the first full year of ownership and thereafter as $23 billion of near-term, commercially secured projects enter service

•                  Increases 2015 adjusted pro forma EBITDA from regulated and long-term contracted assets to approximately 92 per cent

•                  Planned monetization of U.S. Northeast merchant power assets will further enhance stability and predictability of consolidated revenue streams

•                  Supports and may augment eight to 10 per cent expected annual dividend growth through 2020

•                  Funding program designed to be consistent with current financial profile

•                  Targeted annual cost, revenue and financing benefits of approximately US$250 million

Calgary, Alberta — March 17, 2016 — TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has entered into an agreement and plan of merger pursuant to which it will acquire Columbia Pipeline Group, Inc. (NYSE: CPGX or Columbia), a Houston, Texas-based company that operates an approximate 24,000-kilometre (km) (15,000-mile) network of interstate natural gas pipelines extending from New York to the Gulf of Mexico, with a significant presence in the Appalachia production basin.

Under the terms of the all-cash deal, unanimously approved by the Boards of Directors of both companies, Columbia shareholders will receive US$25.50 per common share, an 11 per cent premium based on Columbia’s closing stock price on the NYSE of US$23.00 as of March 16, 2016 and a 32 per cent premium to the volume weighted average price over the last 30 days.  This represents an aggregate transaction value of approximately US$13 billion including the assumption of approximately US$2.8 billion of debt.  The deal is subject to Columbia shareholder approval and certain regulatory approvals.

“The acquisition represents a rare opportunity to invest in an extensive, competitively-positioned, growing network of regulated natural gas pipeline and storage assets in the Marcellus and Utica shale gas regions,” said Russ Girling, TransCanada’s president and chief executive officer.  “The assets complement our existing North American footprint which together will create a 91,000-kilometre (57,000-mile) natural gas pipeline system connecting the most prolific supply basins to premium markets across the continent.  At the same time, we will be well positioned to transport North America’s abundant natural gas supply to liquefied natural gas terminals for export to international markets.”

Columbia owns one of the largest interstate natural gas pipeline systems in the United States, providing transportation, storage and related services to a variety of customers in the U.S. Northeast, Midwest, Mid-Atlantic and Gulf Coast regions.  Its assets include Columbia Gas Transmission, which operates approximately 18,000 km (11,300 miles) of pipelines and 286 billion cubic feet of storage capacity in the Marcellus and Utica shale production areas, and Columbia Gulf Transmission, an approximate 5,400-km (3,300-mile) pipeline system that extends from Appalachia to the Gulf Coast.

Columbia is currently advancing US$5.6 billion of commercially secured projects that are subject to normal course regulatory and permitting processes.  They are underpinned by long-term contracts and expected to generate growth in earnings as they enter service.  Under agreements with customers, additional growth is also anticipated from approximately US$1.7 billion of modernization initiatives to be implemented through 2021.

“This transaction delivers tremendous value to our shareholders and places Columbia Pipeline Group within a leading energy platform that can maximize the value of our strategic positioning and deep inventory of transformational growth projects,” said Robert C. Skaggs, Jr., CPG’s chairman and chief executive officer.

TransCanada expects the acquisition, net of associated financing and portfolio management, to be accretive to earnings per share in the first full year of ownership.  Looking forward, TransCanada’s $13.5 billion portfolio of near-term investment opportunities together with Columbia’s $9.6 billion (US$7.3 billion) of commercially secured projects, and approximately US$250 million of targeted annual cost, revenue and financing benefits, are expected to deliver significant shareholder value over the coming years.

“With a combined portfolio of $23 billion in near-term projects secured by cost of service regulation or long-term contracts, we are well positioned to generate significant growth in earnings into the next decade,” said Girling. “These initiatives, underpinned by predictable and growing revenue streams, are expected to support and may augment our eight to 10 per cent expected annual dividend growth through 2020.”

TransCanada expects portfolio management to play an important role in the permanent financing of the acquisition through the planned monetization of U.S. Northeast merchant power assets and a minority interest in its Mexican natural gas pipeline business.  The proceeds from asset sales, along with new common equity proportionate to the size of this transformative transaction, are expected to comprise the required funding while maintaining the company’s financial strength and flexibility.  As an interim measure, TransCanada has bridge term loan credit facilities in place for up to US$10.3 billion with a syndicate of lenders.  Future growth is expected to be funded in a manner consistent with the company’s current financial profile.

“TransCanada intends to fund the acquisition and our significant future growth program in a manner that maintains our strong financial position,” said Girling. “This will provide us with the financial capacity and flexibility required to prudently execute an industry-leading portfolio of attractive growth opportunities through all parts of the economic cycle and pay a strong and growing dividend to our shareholders.”

The acquisition is expected to close in the second half of 2016 subject to receipt of Columbia shareholder approval, along with certain regulatory and government approvals, including compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of customary closing conditions.  Upon closing, Columbia will become an indirect wholly-owned subsidiary of TransCanada and will cease to be a publicly held corporation.

Wells Fargo Securities, LLC acted as exclusive financial advisor to TransCanada.  Mayer Brown LLP, Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP were legal advisors to TransCanada.

Goldman, Sachs & Co. acted as lead financial advisor and Lazard Frères & Co. LLC acted as financial advisor to Columbia.  Sullivan & Cromwell LLP acted as legal counsel to Columbia.

Teleconference and Webcast:

We will hold a brief teleconference and webcast today - Thursday, March 17, 2016 - to discuss this acquisition.  Russ Girling, TransCanada’s President and Chief Executive Officer, and Don Marchand, Executive Vice-President, Corporate Development and Chief Financial Officer will take part in the call at 2:45 p.m. (MST) / 4:45 p.m. (EST).

Analysts, members of the media and other interested parties are invited to listen in by calling 866.696.5910 or 416.695.7806 (Toronto area).  Please dial in 10 minutes prior to the start of the call. The pass code is 7894855.  Russ and Don will both deliver short remarks but there will not be a question and answer session.

A live webcast of the teleconference will be available at www.transcanada.com.  A copy of the slides presented during the call will be posted to TransCanada’s website.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) on March 24, 2016. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 5742144.

About TransCanada

With more than 65 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities.  TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with 368 billion cubic feet of storage capacity.  A growing independent power producer, TransCanada owns or has interests in over 11,400 megawatts of power generation in Canada and the United States.  TransCanada is developing one of North America’s largest liquids delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

About Columbia

Columbia Pipeline Group, Inc. operates approximately 15,000 miles of strategically located interstate pipeline, gathering and processing assets extending from New York to the Gulf of Mexico, including an extensive footprint in the Marcellus and Utica Shale production areas.  Columbia Pipeline Group also operates one of the nation’s largest underground natural gas storage systems. Columbia Pipeline Group is listed on the NYSE under the ticker symbol CPGX.

ADVISORIES

TransCanada has filed a registration statement (including a preliminary short form prospectus) with the Securities and Exchange Commission (SEC) in relation to an offering of its subscription receipts. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary short form prospectus in that registration statement and other documents TransCanada has filed with the SEC for more complete information about TransCanada and the offering. TransCanada has also filed the preliminary short form prospectus relating to the offering with each of the provincial and territorial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, TransCanada, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or TD Securities (USA) LLC (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or in Canada from RBC Capital Markets, Inc. Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5.

FORWARD-LOOKING INFORMATION

This release includes forward-looking information which is intended to provide readers with information regarding TransCanada including management’s assessment of our future plans and financial outlook. In some cases the words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or other similar words are used to identify such forward-looking information. Forward-looking information in this release may include, but is not limited to, statements regarding: anticipated business prospects; our financial and operational performance, including the performance of our subsidiaries; expectations or projections about strategies and goals for growth and expansion; expected cash flows and future financing options available to us; expected costs for planned projects, including projects under construction and in development; expected schedules for planned projects (including anticipated construction and completion dates); expected regulatory processes and outcomes; expected impact of regulatory outcomes; expected capital expenditures and contractual obligations; expected operating and financial results; expected industry, market and economic conditions; the planned acquisition transaction including the expected closing thereof; plans regarding financing for the acquisition; planned changes in the TransCanada’s business including the divestiture of certain assets; expected impacts of the acquisition on EBITDA composition, earnings, cash flow and dividend growth; transportation services to the liquefied natural gas sector and growth opportunities and modernization initiatives relating to Columbia.

This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and as such is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such statements.

Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about: the timing and completion of the acquisition including receipt of regulatory and Columbia stockholder approval; fulfillment by the underwriters of their obligations pursuant to an underwriting agreement; that no event will occur which would allow the underwriters to terminate their obligations under the underwriting agreement; the planned monetization of TransCanada’s U.S. Northeast merchant power business and of a minority interest in its Mexican natural gas pipeline business; inflation rates, commodity prices and capacity prices; timing of financings and hedging; regulatory decisions and outcomes; foreign exchange rates; interest rates; tax rates; planned and unplanned outages and the use of our and Columbia’s pipeline and energy assets; integrity and reliability of our assets; access to capital markets; anticipated construction costs, schedules and completion dates; acquisitions and divestitures; and the realization of the anticipated benefits and synergies of the acquisition to TransCanada including impacts on growth and accretion in various financial metrics.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to: our ability to successfully implement our strategic initiatives; whether our strategic initiatives will yield the expected benefits; the operating performance of our and Columbia’s pipeline and energy assets; amount of capacity sold and rates achieved in our and Columbia’s pipeline business; the availability and price of energy commodities; the amount of capacity payments and revenues we receive from our energy business; regulatory decisions and outcomes; outcomes of legal proceedings, including arbitration and insurance claims; performance and credit risk of our counterparties; changes in market commodity prices; changes in the political environment; changes in environmental and other laws and regulations; competitive factors in the pipeline and energy sectors; construction and completion of capital projects; costs for labour, equipment and material; access to capital markets; interest, tax and foreign exchange rates; weather; cybersecurity; technological developments; economic conditions in North America as well as globally; uncertainty regarding the length of time to complete the Acquisition and uncertainty regarding the ability of TransCanada to realize the anticipated benefits of the Acquisition; and the timing and execution of TransCanada’s planned asset sales.  Additional information on these and other factors will be discussed in the amended and restated preliminary short form prospectus and the documents incorporated by reference therein.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this release or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this release or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

NON-GAAP MEASURES

Certain information presented in this release with respect to TransCanada and Columbia includes certain financial measures which do not have any standardized meaning as prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other entities. Readers are cautioned that these measures should not be construed as an alternative to U.S. GAAP-based audited consolidated financial statements.

TransCanada uses EBITDA as an approximate measure of pre-tax operating cash flow. It measures earnings before deducting financial charges, income tax, depreciation and amortization, net income attributable to non-controlling interests and preferred share dividends, and includes income from equity investments.

Adjusted EBITDA reflects an adjustment to historical and pro forma EBITDA for the year ended December 31, 2015 of $3,745 million related to (i) a non-cash impairment charge incurred by TransCanada of $3,686 million ($2,891 million after-tax) relating to Keystone XL and related projects, including the Keystone Hardisty Terminal, in connection with the November 6, 2015 denial of the U.S. Presidential permit, and (ii) a non-cash impairment charge incurred by TransCanada of $59 million ($43 million after-tax) relating to certain energy turbine equipment previously purchased for a power development project that did not proceed, each as recorded in the TransCanada’s audited consolidated financial statements as at December 31, 2015. TransCanada believes that Adjusted EBITDA is a useful measure for evaluating our historical and unaudited pro forma financial results, given the exceptional nature of these one-time asset impairment charges.

A reconciliation of non-GAAP measures can be found in the filed preliminary short form prospectus of TransCanada filed with Canadian securities regulators and the SEC as described above.

Notice for Subscription Receipts Offering

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for an offering of subscription receipts. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering of subscription receipts. The issuer has also filed the prospectus relating to the offering with each of the provincial and territorial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, TransCanada, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or TD Securities (USA) LLC (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or in Canada from RBC Capital Markets, Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5.

Additional Information and Where to Find it

In connection with the proposed transaction, Columbia will file with the SEC a proxy statement with respect to a special meeting of its shareholders to be convened to approve the transaction.  The definitive proxy statement will be mailed to the shareholders of Columbia.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors will be able to obtain these materials, when they are available, and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the proxy statement, when they become available, may be obtained free of charge by accessing Columbia’s website at www.cpg.com or by writing Columbia at 5151 San Felipe Street, Suite 2500, Houston, Texas 77056, Attention: Corporate Secretary. Investors may also read and copy any reports, statements and other information filed by Columbia with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Columbia and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Columbia’s directors and executive officers is available in its registration statement on Form 10, as amended, initially filed with the SEC on February 6, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Media Enquiries:

Mark Cooper/Terry Cunha

403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:

David Moneta/Stuart Kampel

403.920.7911 or 800.361.6522